SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of July, 2012

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

./.

Banco Bradesco S.A.

Calendar of Corporate Events – 2012

Information on the Company

Company Name

Banco Bradesco S.A.

Corporate Head Office Address

Cidade de Deus, Vila Yara, Osasco, SP

Internet Address

www.bradesco.com.br

Investor Relations Officer

name: Luiz Carlos Angelotti e-mail: 4000.diretoria@bradesco.com.br telephone number: (55 11) 3681-4011 fax: (55 11) 3684-4630

Investor Relations Contact

name: Paulo Faustino da Costa e-mail: investidores@bradesco.com.br telephone number: (55 11) 2178-6201 fax: (55 11) 2178-6215

Newspapers in which corporate acts are published

Diário Oficial do Estado de São Paulo and Diário do Comércio, both in São Paulo

Annual Financial Statements and Consolidated Financial Statements, related to the fiscal year ended on 12.31.2011

Event

Date

Forwarding to BM&FBOVESPA (BM&F Bovespa S.A. – Securities, Commodities and Future Exchange), CVM (Brazilian Securities Commission), SEC (Securities and Exchange Commission), NYSE (New York Share Exchange), LATIBEX (Latin-American Market) and making available to shareholders (Site).

1.31.2012 (Tuesday)

Publication

2.8.2012 (Wednesday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events – 2012

.2.

Standard Financial Statements (DFP), related to the fiscal year ended on 12.31.2011

Event

Date

Forwarding to BM&FBOVESPA, CVM and making available to shareholders (Site)		1.31.2012 (Tuesday)
Cash Dividends in the allocation of results related to the fiscal year 2011
Profit	Event/ Record Date	Amount in R$	Value in R$/Share		Payment Date
			Common Share	Preferred Share
Monthly Dividends	(1) Notices: 12.20.2010, 1.21, 2.14, 3.18, 4.18, 5.18, 6.20 and 7.18.2011		0.013219250	0.014541175	2.1, 3.1, 4.1, 5.2, 6.1, 7.1, 8.1 and 9.1.2011
	Record Date: 1.3, 2.1, 3.1, 4.1, 5.2, 6.1, 7.1 and 8.1.2011
	(2) Notices: 8.19, 9.19, 10.17 and 11.18.2011		0.014541175	0.015995293	10.3, 11.1, 12.1.2011 and 1.2.2012
	Record Date: 9.1, 10.3, 11.1 and 12.1.2011
Intermediary Interest on Shareholders’ Equity - 1st half/2011	Special Meeting of the Board of Directors 6.27.2011	624,200,000.00	0.155520588	0.171072647	7.18.2011
Complementary Interest on Shareholders’ Equity of the year 2011	Special Meeting of the Board of Directors 12.12.2011	2,309,800,000.00	0.576206221	0.633826844	3.8.2012
Dividends, as complement to the Interest on Shareholders’ Equity and Dividends related to the year 2011	Special Meeting of the Board of Directors 2.10.2012	151,290,621.02	0.037741866	0.041516054

Obs.: Dividends increased 10% on 8.29.2011, from the amount of R$0.013219250 to R$0.014541175 per common shares and from R$0.014541175 to R$0.015995293 per preferred shares, as of Dividends referring to the month of September/2011, paid on 10.3.2011.

./.

Banco Bradesco S.A.

Calendar of Corporate Events - 2012

.3.

IFRS Financial Statements related to the fiscal year ended on 12.31.2011

Event

Date

Forwarding to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Site)	3.30.2012 (Friday)

Reference Form, related to the fiscal year 2012

Event

Date

Forwarding to BM&FBOVESPA, CVM and making available to shareholders (Site)	5.31.2012 (Thursday)

20-F Form related to the fiscal year ended on 12.31.2011

Event

Date

Forwarding to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Site)	4.30.2012 (Monday)
Financial Statements and Consolidated Financial Statements, related to the term ended on 6.30.2012

Event

Date

Forwarding to BM&FBOVESPA, CVM, SEC, NYSE, LATIBEX and making available to shareholders (Site)	7.23.2012 (Monday)
Publication	8.8.2012 (Wednesday)

Quarterly Report – ITR

Event

Date

Forwarding to BM&FBOVESPA, CVM and making available to shareholders (Site)

Relating to 1st quarter /2012	4.23.2012 (Monday)
Relating to 2nd quarter /2012	7.23.2012 (Monday)
Relating to 3rd quarter /2012	10.22.2012 (Monday)

Quarterly Consolidated Financial Statements in English

Event

Date

Forwarding to SEC, NYSE, LATIBEX and making available to shareholders (Site)

Relating to 1st quarter /2012	4.23.2012 (Monday)
Relating to 2nd quarter /2012	7.23.2012 (Monday)
Relating to 3rd quarter /2012	10.22.2012 (Monday)

Quiet Period prior to the Disclosure of Results

Disclosure of Results

Date

Annual/2011	1.16 to 1.30.2012
Relating to 1st quarter /2012	4.8 to 4.22.2012
Relating to 2nd quarter /2012	7.8 to 7.22.2012
Relating to 3rd quarter /2012	10.7 to 10.21.2012

./.

Banco Bradesco S.A.

Calendar of Corporate Events - 2012

.4.

Disclosure of Results

Event

Date

Annual /2011

1.31.2012 (Tuesday)
Relating to 1st quarter /2012	4.23.2012 (Monday)
Relating to 2nd quarter /2012	7.23.2012 (Monday)
Relating to 3rd quarter /2012	10.22.2012 (Monday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events - 2012

.5.

Public Meeting with Analysts and Investors

Event: Public Meeting with Analysts and investors, open to other interested parties

Date / Time / Place

Date / Time / Place

4.10.2012 (Tuesday) - 6:30 p.m. - Curitiba, PR (APIMEC) - Hotel Four Points Sheraton Avenida Sete de Setembro, 4.211 - Água Verde

8.21.2012 (Tuesday) - Rio de Janeiro, RJ (APIMEC) - Sofitel Copacabana Avenida Atlântica, 4.240 - Copacabana

4.12.2012 (Thursday) - 6:30 p.m. - Florianópolis, SC (APIMEC) - Centro de Convenções CentroSul

Avenida Gustavo Richard, 850 - Centro

8.28.2012 (Tuesday) - São Paulo, SP (APIMEC) - Grand Hyatt

Avenida das Nações Unidas, 13.301 - Santo Amaro

6.5.2012 (Tuesday) - 6:30 p.m. - Campinas, SP (APIMEC) - Hotel Royal Palm Avenida Royal Palm Plaza, 277 - Jardim Nova Califórnia

9.18.2012 (Tuesday) - 6:30 p.m. - Recife, PE (APIMEC) - JCPM

Avenida Engenheiro Antônio de Góes, 60 – Pina

6.19.2012 (Tuesday) - 6:30 p.m. - Juiz de Fora, MG (APIMEC) - Ritz Plaza Hotel Avenida Rio Branco, 2.000 - Centro

10.2.2012 (Tuesday) - 6:30 p.m. - Uberlândia, MG (APIMEC) - Centro de Convenções de Uberlândia Avenida João Naves de Ávila, 1.331, Piso C - Tibery
6.28.2012  (Thursday) - 6:30 p.m. - Ribeirão Preto, SP (APIMEC) - Centro de Convenções Ribeirão Preto

Rua Bernardino de Campos, 999 – Centro

10.4.2012 (Thursday) - 6:30 p.m. - Salvador, BA (APIMEC) - Bahia Othon Palace

Avenida Oceânica, 2.294 - Ondina

8.2.2012 (Thursday) - 6:30 p.m. - Fortaleza, CE (APIMEC) - Marina Park Hotel – Atlântico Hall

Avenida Presidente Castelo Branco, 400 - Centro

10.25.2012 (Thursday) - 6:30 p.m. - Santos, SP (APIMEC) - Mendes Convention Center Rua General Francisco Glicério, 206 - Gonzaga
8.7.2012 (Tuesday) - 6:30 p.m. - Belo Horizonte, MG (APIMEC) - Ouro Minas Avenida Cristiano Machado, 4.001 – Ipiranga

10.30.2012 (Tuesday) - 6:30 p.m. - Goiânia, GO (APIMEC) – Castro’s Park Rua T-36, 3.588 - Setor Bueno
8.9.2012  (Thursday) - 6:00 p.m. - Porto Alegre, RS (APIMEC) - Teatro do Bourbon Country

Avenida Túlio de Rose, 80 - SUC 301 A - 2[o] Piso - Passo D’Areia

11.27.2012 (Tuesday) - 6:30 p.m. - Vitória, ES (APIMEC) Golden Tulip Avenida Nossa Senhora dos Navegantes, 635 - Enseada do Suá
8.14.2012 (Tuesday) - 6:30 p.m. - Brasília, DF (APIMEC) - Royal Tulip – Teatro Alvorada

SHTN - Trecho 1 – Cj. 1B – Blocos A e B - Asa Norte

12.4.2012 (Tuesday) - 7:00 p.m.- Manaus, AM (APIMEC) - Hotel Tropical

Avenida Coronel Teixeira, 1.320 - Ponta Negra

./.

Banco Bradesco S.A.

Calendar of Corporate Events – 2012

.6.

Special Shareholders’ Meeting and Annual Shareholders’ Meeting already Established

Event

Date

Sending of the Notice referred to in Article 133 of Corporate Act to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	1.31.2012 (Tuesday)
Publication of the Notice referred to in Article 133 of Corporate Act	February 1, 2 and 3, 2012 (Wednesday, Thursday and Friday)

Sending of Board of Director’s Proposals for the Special and Annual Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE e LATIBEX, including information required by Instructions CVM # 480 and 481, as of 12.7.2009 and 12.17.2009.

2.7.2012 (Tuesday)
Sending of Public Call Notices to BM&FBOVESPA, CVM, SEC, NYSE e LATIBEX	2.7.2012 (Tuesday)
Publication of Call Notices	February 8, 9 and 10, 2012 (Wednesday, Thursday and Friday)
Date of the Special and Annual Shareholders’ Meetings to be held	3.9.2012 (Friday)
Sending of the main resolutions of the Special and Annual Shareholders’ Meetings to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	3.9.2012 (Friday)
Sending of the Minutes of the Special and Annual Shareholders’ Meeting to BM&FBOVESPA and CVM	3.20.2012 (Tuesday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events – 2012

.7.

Board of Directors/Board of Executive Officers’ Meetings already Established

Event

Date

Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends, as complement to the Interest on Shareholders’ Equity and Dividends related to the year 2011 - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

1.31.2012 (Tuesday)

Notice related to the proposal for payment of Dividends, as complement to the Interest on Shareholders’ Equity and Dividends related to the year 2011 - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX.

1.31.2012 (Tuesday)

Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM

2.9.2012 (Thursday)

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Dividends, as complement to the Interest on Shareholders’ Equity and Dividends related to the year 2011 - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

2.10.2012 (Friday)

Notice related to the approval of the proposal for the payment of Dividends, as complement to the Interest on Shareholders’ Equity and Dividends related to the year 2011 - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

2.10.2012 (Friday)

Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM

2.22.2012 (Wednesday)

Board of Executive Officers’ Meeting proposing to the Board of Directors the increase in the amount of the Monthly Dividends  - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

3.7.2012 (Wednesday)

Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM

3.16.2012 (Friday)

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the increase in the amount of the Monthly Dividends - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

3.7.2012 (Wednesday)

Notice related to the approval of the proposal for the increase in the amount of the Monthly Dividends  - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

3.7.2012 (Wednesday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events – 2012

.8.

Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM

3.16.2012 (Friday)

Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Dividends or Interest on Intermediary Shareholders’ Equity - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

6.14.2012 (Thursday)
Notice related to the proposal for payment of Dividends or Intermediary Interest on Shareholders’ Equity - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	6.14.2012 (Thursday)
Sending of the Minutes of the Board of Executive Officers’ Meeting to BMF&BOVESPA and CVM	6.25.2012 (Monday)

Board of Directors and Board of Executive Officers’ Meetings related to the payment of the Monthly Interest on Shareholders’ Equity, in replacement of the Monthly Dividends, from July/2012 on - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

6.20.2012 (Wednesday)

Notice related to the Board of Directors’ approval of the Board of Executive Officers’ proposal for payment of Monthly Interest on Shareholders’ Equity, in replacement of the Monthly Dividends, from July/2012 on - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

6.20.2012 (Wednesday)
Sending of the Minutes of the Board of Directors and Board of Executive Officers’ Meeting to BMF&BOVESPA and CVM	6.29.2012 (Friday)

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Intermediary Dividends or Interest on Shareholders’ Equity - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

6.27.2012 (Wednesday)
Notice related to the approval of the proposal for payment of Dividends or Intermediary Interest on Shareholders’ Equity - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	6.27.2012 (Wednesday)
Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	7.6.2012 (Friday)

Board of Executive Officers’ Meeting proposing to the Board of Directors the payment of Complementary Dividends or Interest on Shareholders’ Equity - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE e LATIBEX

11.7.2012 (Wednesday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events – 2012

.9.

Notice related to the proposal for payment of Dividends or Complementary Interest on Shareholders’ Equity - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	11.7.2012 (Wednesday)
Sending of the Minutes of the Board of Executive Officers’ Meeting to BM&FBOVESPA and CVM	11.19.2012 (Monday)

Board of Directors’ Meeting appreciating the Board of Executive Officers’ proposal for the payment of Complementary  Dividends or Interest on Shareholders’ Equity - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX

12.10.2012 (Monday)
Notice related to the approval of the proposal for payment of Dividends or Complementary Interest on Shareholders’ Equity - forwarding of information to BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX	12.10.2012 (Monday)
Sending of the Minutes of the Board of Directors’ Meeting to BM&FBOVESPA and CVM	12.19.2012 (Wednesday)

./.

Banco Bradesco S.A.

Calendar of Corporate Events – 2012

.10.

Notices to the Market regarding the Monthly Interest on Shareholders’ Equity/Dividends in conformity with the System for Monthly Payment to Shareholders

Declared Basis	Notice Date	Payment Date	Reference Month
Record Date of Right
					“Ex-Right” Date
Dividends	12.20.2011	2.1.2012	January	1.2.2012	1.3.2012
	1.20.2012	3.1.2012	February	2.1.2012	2.2.2012
	2.14.2012	4.2.2012	March	3.1.2012	3.2.2012
	3.19.2012	5.2.2012	April	4.2.2012	4.3.2012
	4.18.2012	6.1.2012	May	5.2.2012	5.3.2012
	5.18.2012	7.2.2012	June	6.1.2012	6.4.2012
Type of Share			Per Share
Common Share			R$0.015995293
Preferred Share			R$0.017594822

PS: Dividends increased 10% on 3.7.2012, from the amount of R$0.014541175 to R$0.015995293 per common shares and from R$0.015995293 to R$0.017594822 per preferred shares, as of Dividends referring to April/2012.

Declared Basis	Notice Date	Payment Date	Reference Month
Record Date of Right
					“Ex-Right” Date
Interest on Shareholders’ Equity	6.20.2012	8.1.2012	July	7.2.2012	7.3.2012
	7.18.2012	9.3.2012	August	8.1.2012	8.2.2012
	8.20.2012	10.1.2012	September	9.3.2012	9.4.2012
	9.19.2012	11.1.2012	October	10.1.2012	10.2.2012
	10.17.2012	12.3.2012	November	11.1.2012	11.3.2012
	11.19.2012	1.2.2013	December	12.3.2012	12.4.2012
Type of Share			Per Share
			Gross	Net of Withholding Income Tax
Common Share			R$0.018817992	R$0.015995293
Preferred Share			R$0.020699791	R$0.017594822

PS: On 6.20.2012, the Board of Directors approved the Board of Executive Officers’ proposal for the Payment of the Monthly Interest on Shareholders’ Equity in replacement of the Monthly Dividends, referring to July/2012. The net amount of the Monthly Interest on Shareholders’ Equity, by type of share, corresponds to the same amounts paid so far, as monthly dividends.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

7.10.2012

./.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   July 17, 2012

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and

  Investor Relations Officer

./.